VIA EDGAR	October 27, 2016

Cecilia Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	LM Ericsson Telephone Company

Form 20-F for Fiscal Year Ended December 31, 2015

Filed April 4, 2016

File No. 0-12033

Dear Ms. Blye,

On behalf of Telefonaktiebolaget LM Ericsson (“Ericsson” or the “Company” or “we”), we hereby provide the following responses to the comments contained in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Ericsson, dated September 29, 2016. For ease of reference, the text of the comments in the Staff’s letter has been reproduced in bold herein.

1.	Documents on your website describe your invoicing requirements for Sudan and Syria and provide addresses for your offices in Sudan and Syria. As you are aware, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan and Syria, since your letter to us dated January 29, 2014, whether through subsidiaries, partners, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

We confirm that Ericsson currently has operations associated with Syria and Sudan. These operations principally involve the sale of telecommunications infrastructure related products and services.

Telefonaktiebolaget LM Ericsson (publ)

Postal address:	Tel: +46 10 719 00 00	VAT: SE556016068001	Visit address:

SE-164 83 Stockholm, Sweden	Fax: +46 10 719 95 27	Reg no: 556016-0680	Torshamnsgatan 21, Kista

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Due to its operations in these countries and as a result of the presence of staff there, Ericsson has contacts with its local customers and retains certain local suppliers, including banks, and service providers. In addition, Ericsson has other dealings incidental to its local activities, such as making payments for taxes, salaries, rents, utilities and office and similar supplies as well as for local accommodation and transportation and customs related services. As a result, Ericsson has contact with companies that may be owned or controlled by the government of the said countries. While Ericsson seeks to obtain information regarding the actual business names and ownership of customers and other counterparties, through its policies and procedures designed to ensure that Ericsson “knows its customers”, it is difficult to determine ownership and control with certainty, particularly with respect to determining whether an entity engaged in commercial activities is owned or controlled by the government. As regards the customer information below, we have, in order to be transparent, provided information for customers in Sudan and Syria, regardless of whether we believe they are governmentally owned or controlled.

The following paragraphs provide further details regarding Ericsson’s operations in each of the relevant countries.

Sudan

Ericsson commenced operations in Sudan through the establishment of a local branch of Ericsson AB in 2002. The local work force of the branch office currently includes less than 150 persons.

Ericsson currently has contracts with Zain Sudan and MTN Sudan. Ericsson provides telecommunications infrastructure related products and services, including installation and support services. Ericsson’s revenues from contracts with customers in Sudan were US$79.9 million in 2013, US$100.6 million in 2014, US$99.1 million in 2015 and US$22.9 million during the first six months of 2016. Aggregate revenues derived from operations in Sudan were 0.23%, 0.30%, 0.34% and 0.18% of Ericsson’s total revenues for the years 2013, 2014 and 2015 and for the first six months of 2016, respectively.

Ericsson’s fixed assets in Sudan were valued at less than US$0.12 million, US$0.21 million, US$0.26 million and US$0.31 million as of December 31, 2013, 2014 and 2015 and as of June 30, 2016, respectively. Such assets consisted primarily of office equipment and motor vehicles. Trade receivables and customer financing arrangements in Sudan amounted to US$167.5 million, US$139.2 million, US$101.7 million and US$85.3 million as of December 31, 2013, 2014 and 2015 and as of June 30, 2016, respectively.

Due to Ericsson’s local presence, Ericsson maintains banking relationships in Sudan in the ordinary course of business. Ericsson maintains accounts with Export Development Bank for local operations of the Sudanese branch office of Ericsson AB. Ericsson’s customers and suppliers may also maintain banking relationships with government-controlled banks. As a result, Ericsson may make or receive payments that may involve such banks.

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Ericsson anticipates continuing to sell telecommunications infrastructure related products and services in Sudan and does not have any plans to materially increase the level of its investment in assets in Sudan.

Syria

Ericsson established a local branch office in Syria in 1996. The local work force of the branch office currently includes approximately 10 persons.

Ericsson currently has contracts with the telecommunications operators Syrian Telecom Establishment (“STE”) and MTN Syria JSC (“MTN”) to provide telecommunications infrastructure related products and services, including installation and support services. Ericsson’s revenues from contracts with customers in Syria were US$6.0 million in 2013, US$9.1 million in 2014, US$6.8 million in 2015 and US$12.1 million during the first six months of 2016. Aggregate revenues derived from operations in Syria were 0.02%, 0.03%, 0.02% and 0.10% of Ericsson’s total revenues for the years 2013, 2014 and 2015 and for the first six months of 2016, respectively.

Ericsson’s fixed assets in Syria were valued at less than US$0.08 million, US$0.04 million, US$0.02 million and US$0.01 million as of December 31, 2013, 2014 and 2015 and as of June 30, 2016, respectively. Such assets consisted primarily of office equipment and motor vehicles. Trade receivables in Syria amounted to US$24.3 million, US$19.1 million, US$14.3 million and US$16.2 million as of December 31, 2013, 2014 and 2015 and as of June 30, 2016, respectively.

Due to Ericsson’s local presence, Ericsson maintains banking relationships in Syria in the ordinary course of business. Ericsson maintains accounts with the state-owned bank Commercial Bank of Syria but no longer uses this bank for its local transactions. Ericsson’s customers and suppliers may also maintain banking relationships with government-controlled banks. As a result, Ericsson may make or receive payments that may involve such banks.

In some instances, Ericsson has had to arrange performance bonds or similar financial guarantees to secure the performance of obligations under the commercial agreements Ericsson has entered into relating to the business in Syria. In such instances, Ericsson usually engages its banks outside Syria, which in turn engage local banks in the country. These local banks include the state-owned bank Commercial Bank of Syria.

Ericsson anticipates continuing to sell telecommunications infrastructure related products and services in Syria and does not have any plans to materially increase the level of its investment in assets in Syria.

2.

Please discuss the materiality of the contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in

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terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’ reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Whether considered individually or in the aggregate, Ericsson’s operations in Syria and Sudan are not considered to be quantitatively material. In order for an omitted fact to be viewed as material, there must be a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available. In this instance, the revenues recorded from sales to customers in Syria and Sudan and the investments and assets relating to these operations have not historically been, are not and are expected to continue not to be material to the Company’s financial condition, results of operations and cash flows.

The aggregate revenues derived from operations in Syria equaled approximately 0.02%, 0.03%, 0.02% and 0.10% of Ericsson’s total revenues for 2013, 2014, 2015 and for the first six months of 2016, respectively. The aggregate revenues derived from operations in Sudan equaled approximately 0.23%, 0.30%, 0.34% and 0.18% of Ericsson’s total revenues for 2013, 2014, 2015 and for the first six months of 2016, respectively. The assets relating to these operations are not considered material. Ericsson therefore believes that quantitative disclosures relating to its operations in Syria and Sudan would not significantly alter the “total mix” of information available to the marketplace regarding its business operations.

Ericsson understands that it might still be required to make additional disclosures if there were qualitative factors that demonstrated that its operations in Syria and Sudan were material. Applicable U.S. securities rules require an analysis of all of the circumstances surrounding Ericsson’s operations in these countries before a final determination may be made regarding their materiality. After conducting this analysis, Ericsson believes that its activities in Syria and Sudan are consistent with those activities that the Company carries out in the ordinary course of its business with customers in more than 180 countries. Ericsson’s customers in Syria and Sudan are recognized telecommunications operators providing telecommunications services to the general public. Ericsson’s revenues are derived solely from sales of telecommunications equipment and services related thereto. Ericsson believes that the equipment and services that Ericsson has provided to Syria and Sudan are intended for non-military applications. In addition, Ericsson has never disclosed to the market that sales in these countries, whether considered individually or in the aggregate, would be particularly important in the future. In general, disclosure of sales figures on a country basis is made only for the largest countries which would not include any of the relevant countries. Finally, Ericsson does not have any production facilities in any of these countries. As a result, adverse developments in these countries could not result in significant disruptions to the Company’s overall business, results of operations or financial position. These circumstances suggest that there is nothing significant regarding Ericsson’s operations in Syria and Sudan that would require disclosure in Ericsson’s filings with the Commission.

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Ericsson does not believe that its operations in these countries constitute a material investment risk for its security holders. Ericsson maintains that it has disclosed the material risks to the Company and its shareholders within the risk factors section of the Company’s annual report on Form 20-F. Ericsson currently has in place a thorough COSO-based enterprise risk management process. This enterprise risk management process involves the review of not only various financial and reputational risks, but also a broad range of other risks.

Ericsson is attentive to the obligations that Swedish, European Union and U.S. law place on its operations in respect of sanctions, export control and other areas of law. Ericsson has a Trade Compliance Organization with approximately 120 employees. Within this organization there is also a team which exclusively manages compliance with U.S. export and re-export regulations, including the U.S. Export Administration Regulations and sanctions administered by the U.S. Office of Foreign Asset Controls. Ericsson therefore does not consider the legal requirements associated with its operations in Syria and Sudan to present a risk that calls for additional disclosure. Ericsson’s exports from the European Union are performed under export licenses from the Swedish Inspectorate of Strategic Products.

Ericsson’s Sales Compliance Board strengthens the internal governance of human rights issues in the sales processes. The Sales Compliance Board, headed by the Head of Sales, has broad Company representation, including Legal Affairs, Trade Compliance, Government & Industry Relations, Marketing & Communications, Business Units, Customer Groups and Sustainability & Corporate Responsibility. The Sales Compliance Board provides a forum on a range of issues affecting policies and decisions for business engagements and markets, such as human rights, corruption and sanctions.

Ericsson is confident that its corporate activities in Syria and Sudan do not have a material effect on Ericsson’s reputation. Ericsson believes that the provision of telecommunications equipment and services facilitates the free flow of information and therefore is in furtherance of the development of welfare, health and democracy in any country and is vital in the delivery of humanitarian assistance. Accordingly, there is no reason to believe that Ericsson’s operations would be viewed as conveying support to any political agenda or regime in any of these countries. On this basis, Ericsson believes that its operations in Syria and Sudan do not present a material risk to the reputation of the Company.

Ericsson acknowledges and respects that certain investors have proposed or adopted policies that restrict investment in companies that have operations in Syria, Sudan and other countries. Based on the facts described above, Ericsson respectfully submits that no disclosure regarding these activities is necessary or appropriate at this time. Ericsson believes that on the basis of the established materiality definition under U.S. securities laws, it has disclosure obligations towards the “reasonable investor” and not towards any particular investor based on such investor’s geopolitical outlook or other special interests. While certain of Ericsson’s investors may disapprove of its operations in Syria and Sudan, still others may disapprove of its operations in other countries that they view as undemocratic, and yet still others may disapprove of its operations in countries whose political regimes they dislike for other personal reasons.

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As discussed above, Ericsson does not consider its operations in Syria and Sudan to be material from a quantitative, qualitative, investment risk and reputational perspectives. Thus, Ericsson respectfully submits that it has fulfilled its disclosure obligations.

Ericsson will continue to monitor its operations in Syria and Sudan. Ericsson will also monitor geopolitical events and changes in law. If Ericsson’s operations in Syria and Sudan ever become material to its financial condition, results of operation or cash flows or due to some other qualitative factor, Ericsson will make the necessary disclosures in its annual report on Form 20-F and wherever else necessary.

We trust that this letter responds to the issues raised in your comment letter. If you have additional questions, please do not hesitate to contact us.

Sincerely yours,

TELEFONAKTIEBOLAGET LM ERICSSON

/s/ Carl Mellander
Carl Mellander
Chief Financial Officer

cc:	Nina Macpherson

Telefonaktiebolaget LM Ericsson

Joshua Ford Bonnie

Simpson Thacher & Bartlett LLP

Daniel Leslie

Larry Spirgel

Division of Corporation Finance

Securities and Exchange Commission